UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-1F
(Amendment No. 1)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

ADASTRA MINERALS INC.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

FIRST QUANTUM MINERALS LTD.
(Bidder)

Common Shares
(Title of Class of Securities)

335934105
(CUSIP Number of Class of Securities)

Andrew Hancharyk, Esq.
General Counsel
543 Granville Street, 8th Floor,
Vancouver, British Columbia, Canada V6C 1X8,
604-688-6577

(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of Bidder)

Copy to:

Ellen J. Odoner, Esq.	John S. M. Turner, Esq.
P.J. Himelfarb, Esq.	Fasken Martineau DuMoulin LLP
Weil, Gotshal & Manages LLP	Toronto Dominion Bank Tower
767 Fifth Avenue	Toronto-Dominion Centre
New York, NY 10153	Box 20, Suite 4200
(212) 310-8000	66 Wellington Street West
Toronto, ON M5K 1N6
(416) 366-8381

February 2, 2006
(Date tender offer first published, sent or given to security holders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Document

(a)     Offer to Purchase and Circular dated February 2, 2006, including Letter of Acceptance and Transmittal and a Notice of Guaranteed Delivery. (1)

(b)     Notice of Variation and Extension dated March 10, 2006.

Item 2.    Informational Legends

(a)     See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular, dated February 2, 2006. (1)

(b)     See “Notice to Shareholders in the United States” in the Notice of Variation and Extension, dated March 10, 2006.

(1)     Previously filed with First Quantum Minerals, Ltd.’s Schedule 14D-1F filed on February 2, 2006.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are a resident of the United Kingdom and you have any doubt about the Offer or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom Financial Services and Markets Act 2000. No securities regulatory authority in Canada, the United States or the United Kingdom has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise. In particular, this document does not constitute a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom. Accordingly, this document has not been, and will not be, reviewed or approved by the Financial Services Authority or by the London Stock Exchange plc.

March 10, 2006

NOTICE OF VARIATION AND EXTENSION
by
FIRST QUANTUM MINERALS LTD.
of its
OFFER TO PURCHASE
all of the outstanding common shares of
ADASTRA MINERALS INC.
on the basis of one common share of First Quantum Minerals Ltd.
for every 17.5 common shares of Adastra Minerals Inc.

THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (TORONTO TIME) ON MARCH 20, 2006 UNLESS FURTHER EXTENDED OR WITHDRAWN.

First Quantum Minerals Inc. (“First Quantum” or the “Offeror”) hereby gives notice that it has amended its offer dated February 2, 2006 (the “Original Offer”) to purchase all of the outstanding common shares of Adastra Minerals Inc. (“Adastra”), together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Adastra (together, the “Adastra Shares”), in order to: (i) extend the expiry time from 5:00 p.m. (Toronto time) on March 10, 2006 to midnight (Toronto time) on March 20, 2006 unless further extended or withdrawn; and (ii) amend certain of the conditions of the Original Offer.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated February 2, 2006 (which together constitute the “Offer and Circular”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letters of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of First Quantum and said persons are located outside the United States.

        THE FIRST QUANTUM SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Prospective investors should be aware that acquisition of First Quantum Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, may not be described fully herein.

        This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Adastra Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Adastra Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Adastra Shares, or of related securities, or of the First Quantum Shares, or of related securities, during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        The Offer and Circular and certain of the information incorporated by reference into the Offer and Circular have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable reserves,” “proven reserves,” “inferred resources,” “indicated resources,” “measured resources” and “mineral resources” used or incorporated by reference in the Offer and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

        No action has been or is intended to be taken by First Quantum, by Numis Securities Limited or by RBC Capital Markets and its affiliated entities that would permit a public offer of First Quantum Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the “FSA”)) before such an offer is made.

        Accordingly, as regards Shareholders resident in, or who have received the Offer or the Original Offer in, the United Kingdom (“U.K. Shareholders”), the Offer is only being made to or directed at, and deposits of Adastra Shares will only be accepted from, a U.K. Shareholder who: (a) is, and is able to establish to the satisfaction of the Offeror that it is: (i) a qualified investor acting as principal; (ii) a qualified investor which operates in the financial markets acting on behalf of a person, not being a qualified investor, on a discretionary basis concerning the acceptance of offers on that person’s behalf; or (iii) acting on behalf, and on the instructions, of a qualified investor (in which case the Offer is made to or directed at that qualified investor); or (b) is a person to whom the Offer may otherwise be made or at whom the Offer may otherwise be directed in the United Kingdom without an approved prospectus having been made available to the public in the United Kingdom before the Offer is made. A “qualified investor” is (i) a legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) a legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (iii) a person entered on the register of qualified investors maintained by the FSA for this purpose pursuant to section 87R of FSMA; or (iv) an investor authorized by an EEA State other than the United Kingdom to be considered as a qualified person. Accordingly, any U.K. Shareholder purporting to accept the Offer must provide supporting evidence satisfactory to the Offeror that it is entitled to do so, and the Offeror shall in its sole discretion be entitled to reject any such purported acceptance of the Offer, as further described in the Original Offer. Shareholders who have received the Offer or the Original Offer in the United Kingdom should consult with their legal advisors to determine whether they (or any person on whose behalf they act) are able to receive and accept the Offer. Further details in connection with the Offer and its acceptance by U.K. Shareholders are set out in the Original Offer and this Notice of Variation and Extension.

        The content of this document, which has been prepared by and is the responsibility of the Offeror, has been approved by Numis Securities Limited of Cheapside House, 13 Cheapside, London, United Kingdom EC2V 6LH, solely for the purposes of section 21 of the FSMA. Numis Securities Limited is acting exclusively for First Quantum in connection with the Offer and no one else, and will not be responsible to anyone other than First Quantum for providing the protections afforded to clients of Numis Securities Limited nor for providing advice in relation to the Offer or any other matter referred to in this document. Numis Securities Limited is authorized by the FSA and its FSA registration number is 2285918.

_________________

        Holders of Adastra Shares (“Shareholders”) who have validly deposited and not withdrawn their Adastra Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Acceptance and Transmittal (printed on blue paper in the case of all Shareholders other than Eligible U.K. Shareholders and on green paper in the case of Eligible U.K. Shareholders) that accompanied the Offer and Circular or a manually signed facsimile thereof and deposit it, together with the certificates representing their Adastra Shares and any required evidence confirming that the Shareholder purporting to accept the Offer is eligible to do so, at one of the offices of Computershare Investor Services Inc. (the “Depositary”) in accordance with the instructions in the applicable Letter of Acceptance and Transmittal. Any Shareholder holding Adastra Shares in the form of CREST Depository Interests must additionally arrange for the appropriate electronic acceptance instructions to be sent to CREST Depository Limited. Alternatively, certain Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Offer and Circular or a manually signed facsimile thereof. Persons whose Adastra Shares are registered in the name of a dealer, broker, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

        Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada, to RBC Capital Markets Corporation in the United States (the “Dealer Manager”), to Innisfree M&A Incorporated (the “Information Agent”) or to Computershare Investor Services Inc. (the “Depositary”). Additional copies of this Notice of Variation and Extension, the Offer and Circular, the Letters of Acceptance and Transmittal, and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary at their respective offices shown on the last page of this Notice of Variation and Extension.

        No person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, the accompanying Letters of Acceptance and Transmittal and this Notice of Variation and Extension and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

        The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this Notice of Variation and Extension. Any representation to the contrary is unlawful.

        This Notice of Variation and Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

EXCHANGE RATE INFORMATION

        All references to “dollars” or “$” in this document refer to United States dollars, unless otherwise indicated. The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31

	2005	2004	2003	2002	2001

Rate at end of period	1.1659	1.2036	1.2924	1.5796	1.5926
Average rate for period	1.2116	1.3015	1.4015	1.5704	1.5484

On March 9, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.1595.

NOTICE OF VARIATION AND EXTENSION

March 10, 2006

TO: THE HOLDERS OF ADASTRA SHARES

        This Notice of Variation and Extension amends and supplements the Offer and Circular dated February 2, 2006, and the accompanying Letters of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Adastra Shares, which includes the associated SRP Rights.

        Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects and this Notice of Variation and Extension should be read in conjunction with the Offer and Circular, Letters of Transmittal and Notice of Guaranteed Delivery. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer.

        All references to the “Offer” in the Offer and Circular, the Letters of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Capitalized terms used in this Notice of Variation and Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1.	Extension of the Offer

        The Offeror has varied the Original Offer by extending the Expiry Time from 5:00 p.m. (Toronto time) on March 10, 2006 to midnight (Toronto time) on March 20, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the Original Offer are amended to read in full as follows:

        “Expiry Date” means March 20, 2006 or such later date as is set out in a notice of variation and extension of the Offer issued at any time and from time to time extending the period during which Adastra Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

        “Expiry Time” means midnight (Toronto time) on the Expiry Date.

2.	Amendments to Conditions of the Offer

        Subparagraph (m) of Section 2 of the Offer to Purchase, “Conditions of the Offer” (found at page 13 of the Offer and Circular), is deleted in its entirety and replaced by the following:

“(m)	First Quantum shall have determined in its reasonable judgment that Adastra and its affiliates and associates have not taken any action or have failed to take any action which might make it inadvisable for First Quantum to proceed with the Offer and/or with the taking up and paying for Adastra Shares under the Offer and/or with the implementation of First Quantum’s plans to be described in the Circular; including, without limiting the generality of the foregoing, any issuance of Adastra Shares or other securities or Options, Warrants or other rights to purchase Adastra Shares or other securities, any payments or distributions out of the ordinary course, any agreement or understanding relating to the sale, disposition of or other dealing with the business or properties of Adastra, its affiliates or associates or any part thereof or interest therein (including, for greater certainty, the consummation of the transaction with Mitsubishi Corporation described in the directors’ circular of Adastra dated February 17, 2006, or any variation thereof or amendment thereto) or relating to the rights of Adastra, its affiliates or associates to manage, operate or control the conduct of the business or any part thereof; and”

3.	Recent Developments

        The Offeror has received various required regulatory clearances in connection with the offer including the conditional approval of the TSX for the listing and posting for trading of the First Quantum Shares to be issued to Shareholders in connection with the Offer.

        As at March 9, 2006, 474,390 Adastra Shares had been deposited to the Offer and not withdrawn.

4.	Withdrawal of Deposited Shares

        Shareholders have the right to withdraw Adastra Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”.

5.	Take Up of and Payment for Deposited Adastra Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), the Offeror will take up Adastra Shares validly deposited under the Offer (and not withdrawn prior to the Expiry Time pursuant to Section 8 of the Offer to Purchase, “Right to Withdraw Deposited Adastra Shares”), promptly following the Expiry Time and, after such take up, will promptly pay for the Adastra Shares taken up pursuant to applicable law. See Section 3 of the Offer to Purchase, “Take Up of and Payment for Deposited Adastra Shares”.

6.	Amendments to the Original Offer

        The Original Offer shall be read as amended in order to give effect to the specified amendment set forth in this Notice of Variation and Extension.

7.	Offerees’ Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Adastra with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the Shareholder’s province or territory. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

8.	Directors’ Approval

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the First Quantum Board.

APPROVAL AND CERTIFICATE

DATED: March 10, 2006

        The contents of this Notice of Variation and Extension have been approved, and the sending thereof to Shareholders has been authorized, by the First Quantum Board.

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Adastra Shares which are the subject of the Offer.

(Signed) PHILIP K.R. PASCALL	(Signed) MARTIN R. ROWLEY
Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER ST. GEORGE	(Signed) RUPERT PENNANT-REA
Director	Director

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021	100 University Avenue
31 Adelaide Street E.	9th Floor
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Fax Number: (905) 771-4082
Toll Free (North America): 1-866-982-9674
Overseas Calls: 1-514-982-7135
E-Mail: adastraquantumoffer@computershare.com

By Hand or Courier

Montreal	Vancouver	Calgary

650 de Maisonneuve Blvd West	510 Burrard Street	Western Gas Tower
Suite 700	2nd Floor	Suite 600, 530 8th Avenue S.W.
Montreal, QC	Vancouver, BC	Calgary, AB
H3A 3S8	V6C 3B9	T2P 3S8

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada	In the United States

200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto, Ontario M5J 2W7	San Francisco, California 94111
Canada	U.S.A.
Telephone: (416) 842-7675	Toll Free: 1-866-246-3902
Toll Free: 1-866-246-3902

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022
U.S.A.

Shareholders Call Toll Free:
1-888-750-5834 (English speakers)
1-877-825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

        Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following are filed by First Quantum Minerals Ltd. (the “Company”) as exhibits to this Amendment No. 1 to Schedule 14D-1F: (1)

Exhibit Number	Description

3.1	The revised annual information form of the Registrant dated March 30, 2005 for the year ended December 31, 2004.

3.2	The management information circular of the Registrant dated April 21, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

3.3	The comparative audited consolidated annual financial statements of the Registrant as at December 31, 2004 and 2003 and for each of the three years in the three-year period ended December 31, 2004, together with the auditor’s report thereon and management’s discussion and analysis of financial condition and results of operations of the Registrant for that year.

3.4	The comparative unaudited consolidated financial statements of the Registrant as at September 30, 2005 and 2004 and for the three and nine month periods ended September 30, 2005 and 2004, together with the management’s discussion and analysis of financial condition and results of operations of the Registrant for that period.

3.5	The material change report of the Registrant dated February 9, 2005 relating to the expansion of the five year mine plan for the Kansanshi mine located in Zambia.

3.6	The material change report of the Registrant dated March 1, 2005 announcing the sale by the Registrant’s wholly owned subsidiary, International Quantum Resources Limited, of its equity ownership stake in Anvil Mining Limited.

3.7	The material change report of the Registrant dated March 18, 2005 announcing the establishment by the Registrant of a dividend policy and the payment of an inaugural dividend of Cdn. $0.06 per share to shareholders of record on April 11, 2005.

3.8	The material change report of the Registrant dated June 28, 2005 relating to the appointment of Andrew B. Adams to the Registrant’s board of directors and the resignation of Stuart Angus as a director.

3.9	The material change report of the Registrant dated August 17, 2005 relating to the declaration and payment of an interim dividend of $0.02 per share to shareholders of record on August 26, 2005.

3.10	The material change report of the Registrant dated January 18, 2006 relating to the announcement of the share exchange takeover bid to acquire all of the outstanding common shares of Adastra Minerals Inc.

3.11	The press release of the Registrant dated November 8, 2005, relating to its third quarter and nine month results of operations.

3.12	The press release of the Registrant dated November 14, 2005 correcting the 2005 copper production estimate contained in the “Outlook” section of the Registrant’s press release of November 8, 2005, relating to its third quarter and nine month results of operations.

3.13	The Registrant’s technical report on Form 43-101F1 dated June 9, 2005 in respect of the Frontier copper project.

3.14	The Registrant’s technical report on Form 43-101F1 dated as of February 7, 2005 in respect of the Kansanshi copper project.

3.15	The Registrant’s technical report on Form 43-101F1 dated March 26, 2003 in respect of the Lonshi copper mine.

3.16	The Soliciting Dealer Manager Agreement between the Registrant and RBC Capital Markets dated January 30, 2006.

(1)     Each of the exhibits listed above has been previously filed with the Company’s Schedule 14D-1F filed on February 2, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the United States Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2.     Consent to Service of Process

(a)     On February 2, 2006, the Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)     Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

    By signing this Schedule, the Company consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Amendment No. 1 to the Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST QUANTUM MINERALS LTD.

March 10, 2006	By: /s/ G. Clive Newall
G. Clive Newall,
President